SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 1, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: PARTNER COMMUNICATIONS REPORTS MANAGEMENT CHANGES

PARTNER COMMUNICATIONS REPORTS MANAGEMENT CHANGES

ROSH HA'AYIN, Israel, September 1, 2022 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that Ms. Dganit Kramer has been appointed as the Company’s Deputy CEO. The effective date of her office is yet to be determined. In her last positions, Ms. Kramer served as Acting CEO as well as Deputy CEO and Vice President of The Private Division at Yes, Pelephone and Bezeq International.

In addition, Ms. Miri Takutiel has been appointed as the Company’s Chief Financial Officer. The effective date of her office is yet to be determined. In her last positions, Ms. Takutiel served as Head of Economics and Head of Planning and Corporate at Bezeq. In this position, Ms. Tkutiel will be replacing Mr. Tamir Amar, who will conclude his term on September 4, 2022. For further information please see the Company's press release and immediate report (on Form 6-K) dated July 20, 2022. Ms. Sigal Tzadok, Head of the Finance Department and the Company Comptroller will serve as acting Chief Financial Officer of the Company during the period from September 4, 2022 until Ms. Takutiel takes office.

Also, Mr. Yevgeny Dolkart was appointed as Vice President of Human Resources and Operations. The effective date of his office is yet to be determined. In his last potions in the Company, Mr. Dolkart served as Head of Salary, Benefits and Human Resources Planning and as Head of Operations and Procurement. In this position, Mr. Dolkart will be replacing Ms. Addie Koren, who has notified the CEO of her resignation from the Company.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972 (54) 781 4951	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: September 1, 2022